MBX CLEARING LLC

SEC I.D. No. 8-70923

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

MBX Clearing LLC
Table of Contents

Report of Independent Registered Public Accounting Firm

To the Members and Those Charged With Governance of
MBX Clearing LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MBX Clearing LLC (the Company) as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provided a reasonable basis for our opinion.

We have served as the Company's auditor since 2022.

Baker Tilly US, LLP

New York, New York
February 28, 2024

MBX Clearing LLC
Statement of Financial Condition
As of December 31, 2023

ASSETS

Cash and cash equivalents	$	97,037,867
Market value of securities purchased (cost $200,700,795)		200,672,791
Receivable from OCC		3,620,663
Furniture and equipment, at cost, less accumulated depreciation of $4,400		19,600
Prepaid expenses and other assets		943
TOTAL ASSETS	$	301,351,864

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Market value of securities sold short (proceeds $4,129,063)	$	2,490,805
Accounts payable and accrued expenses		2,301,822
TOTAL LIABILITIES		4,792,627
MEMBERS' EQUITY		296,559,237
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	301,351,864

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

MBX Clearing LLC (the "Company") is a limited liability company organized under the laws of the state of Michigan on April 4, 2022. On August 15, 2022, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission ("SEC") and the Securities Investor Protection Corporation ("SIPC"). The Company's Self Regulatory Organization ("SRO") is the Chicago Board of Options Exchange (the "CBOE").

The Company is approved as a Proprietary Trading Group ("PTG") to trade securities and options for its own account. On February 6, 2023, the Company was approved by the Options Clearing Corporation ("OCC") as an Index Clearing Member to clear its own transactions which requires net capital of at least $10 million.

The Company does not hold customer funds or securities.

The Company has a fidelity bond in effect which exceeds its minimum regulatory capital requirement of $250,000.

SI Capital LLC ("SIC") registered a name change to MBX Group LLC ("MBG") on September 8, 2023 with the state of Michigan. The Company has an expense sharing agreement with this affiliate.

2. Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The Company makes estimates and assumptions in relation to the timing of recognition of fee revenue, employee compensation, allocation of expenses from affiliates, recoverability of receivables, expenses, and other accruals. Actual results could differ from those estimates and assumptions, and such differences could be material.

Fair Value Measurements

Accounting Standard Codification 820, *Fair Value Measurement,* ("ASC 820"), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data

Fair Value Measurements (continued)

or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observation of those inputs. ASC 820-10 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).

The three levels of the fair value hierarchy defined by ASC 820-10 are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, options and collars.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

The valuation techniques that may be used to measure fair value are as follows:

Market approach — Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach — Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models and excess earnings method.

Cost approach — Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

Fair Value Measurements (continued)

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value as of December 31, 2023. As required by ASC 820-10, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

December 31, 2023	Level 1	Level 2	Level 3	Total
Assets:				
Long Option Value	$ 200,672,791	-	-	$ 200,672,791
US Treasury Bills	84,841,500	-	-	84,841,500
Total Assets	$ 285,514,291	-	-	$ 285,514,291
Liabilities:				
Short Option Value	$ 2,490,805	-	-	$ 2,490,805
Total Liabilities	$ 2,490,805	-	-	$ 2,490,805

Income Taxes

The Company is taxed as a partnership and no provision for income taxes is recorded since the liability for such taxes is that of the members rather than the Company. The Company's income tax returns are subject to examination by federal and state taxing authorities and changes, if any, could adjust the individual income tax of the members.

The Company does not have any material unrecognized tax benefits as of December 31, 2023. The Company will record such unrecognized tax benefits only when new information is available or when an event occurs necessitating a change. Income tax positions must meet a more-likely-than-not recognition threshold at the date to be recognized.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months. The Company's cash balance of $12,196,367 as of December 31, 2023 is principally held at two large depository institutions and exceeds the $250,000 Federal Deposit Insurance Corporation insurance coverage limit at one depository. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on such deposits.

The Company held US Treasury Bills of $84,841,500 as of December 31, 2023 which is included in the cash and cash equivalents balance in the Statement of Financial Condition.

3. Receivable from OCC

The Company, as an Index Clearing Member of the OCC, is required to contribute to a Clearing Fund at the OCC an amount determined by the Risk Committee of the OCC. The Company contributed $3,639,638 to this Clearing Fund as of December 31, 2023 which is included in the Receivable from OCC which is a net balance on the Statement of Financial Condition.

4. Related Parties

The Company receives support and services from affiliates Simplify Inventions LLC ("SI") and MBG pursuant to expense sharing agreements. The Company, SI and MBG are affiliated through common ownership. The costs of the support and services provided are allocated from these affiliates to the Company on a monthly basis. As of December 31, 2023, the Company had an outstanding accrued expense to MBG of $1,978,329 which is included in the accounts payable and accrued expenses balance in the Statement of Financial Condition.

The Company has a revolving line of credit with an affiliate MBX Liquid Capital LLC ("MLC") dated August 17, 2022 with a term of five years and a borrowing limit of $200,000,000 at an interest rate of 5% per annum. There is no outstanding balance on this line of credit as of December 31, 2023.

5. Members' Equity

The Company has issued unit membership interests ("Units") of two classes to members. Units include both voting units and preferred units. Each unit entitles the member one share of the Company's operating results. Voting units entitle the member to a vote for each voting unit owned. Preferred units have no voting rights but are entitled to a preferred return.

The Company received preferred unit capital contributions of $231,600,000 in 2023.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15:1. At December 31, 2023, the Company had net capital of $289,955,342 which was $289,705,342 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .0079:1.

As an Index Clearing Member of the OCC, the Company's minimum net capital requirement is $10,000,000.

7. Commitments and Contingencies

The Company has no commitments, contingencies or guarantees.

From matters arising in the ordinary course of business, the Company at times may be subject to actual, pending or threatened litigation, claims or assessments. Although there can be no assurance of the outcome of such matters, in the opinion of management, as of December 31, 2023, the Company had no potential liabilities related to any such matters which would, either individually or in the aggregate, materially affect its Statement of Financial Condition.

In the normal course of business, the Company may enter into legal contracts that contain a variety of representations and warranties providing general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, management does not expect that these indemnifications will have a material adverse effect on the Company's financial condition.

8. Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2023, and through February 28, 2024, the date of the filing of this report.

All outstanding membership interests of the Company were contributed ("Contributed Units") to MBX Clearing HoldCo LLC ("Holdco") in exchange for membership interests ("Replacement Units") in Holdco on February 9, 2024. The Replacement Units are of the same class and amount as the Contributed Units. As a result, Holdco is the sole member of the Company.

There have been no additional material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Statement of Financial Condition as of December 31, 2023.